Exhibit 99.2

EXECUTION VERSION

Security Agreement

between

The Companies listed in Schedule 1

as Chargors

and

Syncona Portfolio Limited

as Lender

relating to

U.S.$15,000,000 Fixed Rate Convertible Loan Notes due 2024

CONTENTS

1.	Interpretation	1

2.	Covenant to Pay	6

3.	Creation of Security	6

4.	Continuing Security	9

5.	Further Assurance	10

6.	Land	10

7.	Investments	12

8.	Intellectual Property	15

9.	Bank Accounts	16

10.	Contracts	17

11.	Plant and Machinery	17

12.	Insurances	18

13.	Representations	18

14.	Information Undertakings	20

15.	General Undertakings	20

16.	Enforcement	23

17.	Receiver	24

18.	Powers of Receiver	25

19.	Power of Attorney	27

20.	Tacking	27

21.	Delegation	28

22.	Preservation of Security	28

23.	Costs and Expenses	30

24.	Enforcement Expenses	30

25.	Changes to the Parties	30

26.	Payments	30

27.	Set-Off	31

i

28.	Notices	31

29.	Release of Security	32

30.	Partial Invalidity	32

31.	Remedies and Waivers	33

32.	Counterparts	33

33.	Governing Law	33

34.	Enforcement	33

ii

THIS DEED (this “Deed”) is dated and made

BETWEEN:

(1)	THE COMPANIES listed in Schedule 1 (The Chargors), as chargors (the “Chargors”); and

(2)

SYNCONA PORTFOLIO LIMITED a company incorporated in Guernsey (registration number 62778) whose registered office is at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD (the “Lender”).

BACKGROUND:

(A)	Each Chargor is entering into this Deed in connection with the Loan Note Certificate.

(B)	It is intended that this document takes effect as a deed even though a Party may only execute it under hand.

IT IS AGREED as follows:

1.	Interpretation

1.1	Definitions

Unless the context otherwise requires, capitalised terms and expressions used in this Deed and not otherwise defined in this Deed have the respective meanings given to them in the Loan Note Certificate. The following definitions also apply in this Deed (including its recitals):

“Accounting Principles” means generally accepted accounting principles in the United States of America.

“Assigned Contracts” means each intra-group loan agreement entered into between any of the Chargors and any agreement or other document designated in writing by a Chargor and the Lender as an “Assigned Contract” for the purposes of this Deed.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Bank Account” means any account in the name of a Chargor with any person (including those listed in Schedule 5 (Bank Account)) maintained with any bank or financial institution in England and Wales and includes any other account which is a successor to that account on any renumbering or re-designation of accounts and any account into which all or a part of the balance from that account is transferred for investment or administrative purposes.

“Charged Property” means all of the assets of a Chargor which from time to time are, or are expressed to be, subject to the Transaction Security.

“Company” means Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales with registration number 12546479.

“Convertible Loan Notes” means the U.S.$15,000,000 fixed rate convertible loan notes due 2024 created by the Company as issuer on or about the date of this Deed.

“Delegate” means any delegate or sub delegate appointed under Clause 21 (Delegation).

“Enforcement Event” means, following the occurrence of an Event of Default which is continuing, the receipt by the Chargors from the Lender of a written notice stating that the Lender is enforcing the Transaction Security.

“Existing Security Documents” means:

(A)	the charge over bank account dated 30 October 2015 between FTL and CSK Therapeutics Limited; and

(B)	the charge over bank account dated 16 September 2019 given by FTL in favour of Silicon Valley Bank.

“Finance Documents” means this Deed and the Loan Note Certificate.

“Financial Indebtedness” means any indebtedness for or in respect of:

(A)	moneys borrowed;

(B)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(C)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(D)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(E)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(F)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(G)

any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(H)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(I)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (A) to (H) above.

“FTL” means Freeline Therapeutics Limited, a private limited company incorporated in England and Wales with registration number 09500073.

“Group” means the Company and its Subsidiaries for the time being.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Intellectual Property” means:

(A)

any patents, trade marks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests (which may now or in the future subsist), whether registered or unregistered; and

(B)	the benefit of all applications and rights to use such assets of a Chargor (which may now or in the future subsist).

“Investments” means any securities and investments of any kind (including shares, stock, debentures, units, depositary receipts, bonds, notes, commercial paper and certificates of deposit), warrants, options or other rights to subscribe for, purchase or otherwise acquire securities and investments now or in the future owned by a Chargor or (to the extent of its interest) in which it now or in the future has any interest.

“Loan Note Certificate” means the certificate dated on or about the date of this Deed executed by the Company as issuer pursuant to which the Convertible Loan Notes are constituted by, are subject to, and have the benefit of.

“Legal Reservations“ means:

(A)

the principle that equitable remedies (or remedies that are analogous to equitable remedies in other jurisdictions) may be granted or refused at the discretion of a court, the principles of reasonableness and fairness, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration, examinership and other laws generally affecting the rights of creditors and similar principles or limitations under the laws of any applicable jurisdiction;

(B)

the time barring of claims under the Limitation Act 1980 or the Foreign Limitation Periods Act 1984 or applicable statutes of limitation under any applicable laws of any relevant jurisdiction, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim and similar principles or limitations under the laws of any applicable jurisdiction;

(C)

the principle that in certain circumstances Security granted by way of fixed charge may be recharacterised as a floating charge or that Security purported to be constituted as an assignment may be recharacterised as a charge;

(D)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(E)

the principle that the creation or purported creation of Security over any contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which Security has purportedly been created;

(F)	similar principles, rights and defences under the laws of any relevant jurisdiction; and

(G)	the principles of private and procedural laws of the relevant jurisdiction which affect the enforcement of a foreign court judgment.

“LPA” means the Law of Property Act 1925.

“Mortgaged Property” means all of the freehold or leasehold property listed in Schedule 2 (Mortgaged Property) and any other freehold or leasehold property located in England and Wales included in the definition of Charged Property.

“Party” means a party to this Deed.

“Perfection Requirements” means the making or the procuring of the necessary or appropriate registrations, filings, endorsements, notarisations, stampings and/or notifications of the Finance Documents and/or the Transaction Security created thereunder (including any such action contemplated by any legal opinion delivered under or in connection with any Finance Document and the delivery or possession of share certificates pursuant to this Deed).

“Receiver” means a receiver, receiver or manager or administrative receiver of the whole or any part of the Charged Property.

“Secured Liabilities” means all present and future moneys, debts, liabilities and obligations due, owing or incurred by the Chargors to the Secured Parties under the Finance Documents (in each case whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently and whether as principal, surety or otherwise).

“Secured Party” means the Lender, a Receiver or any Delegate.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Period” means the period beginning on the date of this Deed and ending on the date on which the Secured Liabilities have been irrevocably paid in full.

“Subsidiary” means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership and “control” for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

“Transaction Security” means the Security created or expressed to be created in favour of the Lender pursuant to this Deed or any document entered into pursuant to Clause 6.2(A)(2).

1.2	Construction

(A)	Unless a contrary indication appears, a reference in this Deed to:

(1)	any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(2)	“assets” includes present and future properties, revenues and rights of every description;

(3)

a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous) or replaced and includes any change in the purpose of, any extension of or any increase in any facility under that Finance Document or other agreement or instrument;

(4)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(5)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(6)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) , but if not having the force of law, being of a type with which persons to whom it is directed are expected and accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(7)	a provision of law is a reference to that provision as amended or re-enacted;

(8)	a time of day is a reference to London time;

(9)	the singular includes the plural and vice versa; and

(10)	“Charged Property” includes any part of that Charged Property and the proceeds of that Charged Property.

(B)	Clause, Part and Schedule headings are for ease of reference only.

(C)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Deed.

(D)	Each of the undertakings given by a Chargor in this Deed remain in force from the date of this Deed until the end of the Security Period.

(E)	An Event of Default is “continuing” unless it has been remedied or waived.

(F)	An Enforcement Event is “continuing” unless the relevant notice issued by the Lender has been revoked.

1.3	Disposition of property

The terms of the other Finance Documents and of any agreement, document or side letter between the Parties are incorporated into this Deed to the extent required for any purported disposition of all or any part of any freehold or leasehold property contained in this Deed to be a valid disposition in accordance with section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989.

1.4	Third party rights

(A)	A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

(B)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(C)	Any Receiver or Delegate may, subject to this Clause 1.4 and the Third Parties Act, rely on any Clause of this Deed which expressly confers rights on it.

2.	Covenant to Pay

Each Chargor shall pay each of the Secured Liabilities when due in accordance with the terms of the Finance Documents.

3.	Creation of Security

3.1	Security generally

All the Transaction Security:

(A)	is created in favour of the Lender;

(B)	is created over the present and future assets of each Chargor;

(C)	is security for the payment of all the Secured Liabilities; and

(D)	is made with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994.

3.2	Land

(A)	Each Chargor charges:

(1)

by way of a first legal mortgage all estates or interests in any freehold or leasehold property now owned by it and all rights under any licence or other agreement or document which gives that Chargor a right to occupy or use that property, including the freehold or leasehold property (if any) including the Mortgaged Property specified in Schedule 2 (Mortgaged Property); and

(2)

(to the extent that they are not the subject of a legal mortgage under Clause 3.2(A)(1)) by way of first fixed charge all estates or interests in any freehold or leasehold property now or in the future owned by it and all rights under any licence or other agreement or document which gives that Chargor a right to occupy or use that property.

(B)	A reference in this Deed to a mortgage, charge or assignment of any freehold or leasehold property includes:

(1)

each and every part of that property, including the land, cellars, eaves, buildings, structures, fixtures and fittings (including trade fixtures and fittings) and fixed plant and machinery now or in the future on that property and all easements and rights attaching to it; and

(2)	all rights under any licence, agreement for sale any agreement for lease in respect of that property;

(3)	the proceeds of sale of any part of that property and all monies or proceeds paid or payable in respect of that asset; and

(4)

the benefit of all rights, covenants or warranties for title given or entered into by any predecessor in title of a Chargor in respect of that property or any moneys paid or payable in respect of those rights, covenants or warranties.

3.3	Investments

(A)	Each Chargor charges by way of a first fixed charge all of its rights and interests in its Investments (including those specified next to its name in Schedule 3 (Investments)).

(B)	A reference in this Deed to any mortgage or charge of any Investments includes:

(1)	any dividend or interest paid or payable in relation to it;

(2)	any right, money or property accruing or offered at any time in relation to it by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise;

(3)	any right against any clearance system in relation to it; and

(4)	any right under any custodian or other agreement in relation to it.

3.4	Assigned Contracts

(A)

Each Chargor assigns absolutely subject and without prejudice to any contractual netting and set-off provisions contained therein to the Lender all of its rights and interests in, to and under all Assigned Contracts.

(B)

To the extent that any such right described in Clause 3.4(A) is not capable of assignment, the assignment of that right purported to be effected by Clause 3.4(A) shall operate as an assignment of any damages, compensation, remuneration, profit, rent or income which that Chargor may derive from that right or be awarded or entitled to in respect of that right.

(C)

To the extent that they do not fall within any other part of this Clause or are not effectively assigned under Clauses 3.4(A) and 3.4(B), each Chargor charges by way of first fixed charge all of its rights under each Assigned Contract.

3.5	Insurances

(A)	Each Chargor assigns absolutely to the Lender:

(1)	all of its rights in respect of any contract or policy of insurance taken out by it or on its behalf or in which it has an interest; and

(2)	all moneys payable and all moneys paid to it under or in respect of all such contracts or policies of insurance,

excluding, in each case, any proceeds received in connection with any third party liability insurance and required to settle a liability of a Chargor to a third party.

(B)

To the extent that any such right described in Clause 3.5(A) is not capable of assignment, the assignment of that right purported to be effected by Clause 3.5(A) shall operate as an assignment of any damages, compensation, remuneration, profit, rent or income which that Chargor may derive from that right or be awarded or entitled to in respect of that right.

(C)

To the extent that they do not fall within any other part of this Clause or are not effectively assigned under Clause 3.5(A) or 3.5(B), each Chargor charges by way of first fixed charge all of its rights under the property described in Clauses 3.5(A) and 3.5(B).

3.6	Book Debts etc.

Each Chargor charges by way of a first fixed charge:

(A)	all of its book and other debts;

(B)	all other moneys due and owing to it; and

(C)	the benefit of all rights, securities or guarantees of any nature enjoyed or held by it in relation to any item under Clause 3.6(A) and Clause 3.6(B).

3.7	Plant and machinery

Each Chargor charges by way of a first fixed charge:

(A)

all fixed and moveable plant and machinery owned by it (including any specified in Schedule 6 (Plant and Machinery)), and its interest in any plant or machinery in its possession, in each case, with a value exceeding USD 25,000; and

(B)	the benefit of all related Authorisations, agreements and warranties.

3.8	Intellectual Property

Each Chargor charges by way of first fixed charge all its Intellectual Property (including any specified in Schedule 7 (Intellectual Property)).

3.9	Authorisations

Each Chargor charges by way of first fixed charge the benefit of all Authorisations held by it in relation to any Charged Property, together with the right to recover and receive compensation which may be payable to it in respect of any Authorisation.

3.10	Goodwill

Each Chargor charges by way of first fixed charge its goodwill.

3.11	Uncalled capital

Each Chargor charges by way of first fixed charge its uncalled capital.

3.12	Floating charge

(A)	Each Chargor charges by way of first floating charge its undertaking and assets, both present and future not otherwise effectively mortgaged or charged under this Deed.

(B)	The floating charge created by each Chargor pursuant to Clause 3.12(A) is a “qualifying floating charge” for the purposes of paragraph 14 of Schedule B1 to the Insolvency Act 1986.

(C)	Paragraph 14 of Schedule B1 to the Insolvency Act 1986 shall apply to this Deed and the Lender may appoint an administrator to a Chargor pursuant to that paragraph.

(D)

The Lender may convert the floating charge created by this Deed over all or any of the Charged Property into a fixed charge by notice to the relevant Chargor specifying the relevant Charged Property (either specifically or generally):

(1)	an Enforcement Event has occurred and is continuing; and/or

(2)	those assets are in danger of being seized or sold under any form of distress, attachment, execution or other legal process.

(E)	If:

(1)	a Chargor takes any step to create any Security in breach of Clause 15.1 (Negative Pledge) over any of the Charged Property not subject to a mortgage or fixed charge;

(2)	an administrator is appointed or the Lender receives notice of an intention to appoint an administrator in respect of a Chargor; or

(3)	any person takes any step to effect any expropriation, attachment, sequestration, distress or execution against any of the Charged Property,

the floating charge over the relevant Charged Property shall automatically and immediately be converted into a fixed charge.

3.13	Excluded Assets

Notwithstanding any other provision of this Deed, there shall be excluded from the Security created by this Clause 3 (Creation of Security) and from the other provisions of this Deed (including any further assurance provisions) any asset which is secured pursuant to the Existing Security Documents.

4.	Continuing Security

4.1	Continuing Security

The Transaction Security is a continuing security and will extend to the ultimate balance of the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part.

4.2	Additional Security

The Transaction Security:

(A)	is in addition to, and is not in any way prejudiced by, any other Security or other right now or subsequently held by the Lender; and

(B)	may be enforced against a Chargor without having recourse to any other rights of the Lender.

5.	Further Assurance

(A)

Each Chargor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Lender may reasonably specify (and in such form as the Lender may reasonably require in favour of the Lender or its nominee(s)):

(1)

to perfect the Security created or intended to be created by the Transaction Security (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of Transaction Security) or for the exercise of any rights, powers and remedies of the Lender provided by or pursuant to the Finance Documents or by law;

(2)

to confer on the Lender Security over any property and assets of that Chargor located in any jurisdiction equivalent or similar to the Security conferred or intended to be conferred by or pursuant to the Transaction Security; and/or

(3)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(B)

Each Chargor shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Lender by or pursuant to the Transaction Security.

6.	Land

6.1	The Land Registry

In the case of a Chargor’s existing freehold or leasehold property, that Chargor shall promptly:

(A)	and in any event within any applicable priority period, apply to the Land Registry to register the Security created or expressed to be created by the Transaction Security;

(B)

submit to the Land Registry a duly completed form RX1 in which the Chargor applies for a restriction in the form specified by the Lender to be entered on the register of title to that freehold or leasehold property in respect of the Security created or expressed to be created by the Transaction Security;

(C)

submit to the Land Registry a duly completed form CH2 in which the Chargor applies for a note of an obligation to make further loans or advances to be entered on the register of title to that freehold or leasehold property in respect of the Security created or expressed to be created by the Transaction Security; and

(D)	pay all appropriate registration fees.

6.2	Acquisitions

(A)	If a Chargor acquires any freehold or leasehold property after the date of this Deed, the Chargor shall:

(1)	promptly notify the Lender;

(2)

promptly on request by the Lender and at the cost of the relevant Chargor, execute and deliver to the Lender a legal mortgage in favour of the Lender of that freehold or leasehold property in any form which the Lender may require together with such constitutional documents, corporate authorisations and other matters as the Lender may require to verify that such document constitutes that Chargor’s legal, valid, binding and enforceable obligations;

(3)	if title to that freehold or leasehold property is registered at the Land Registry or is required to be so registered:

(a)

promptly and in any event within any applicable priority period, apply to the Land Registry for first registration of that freehold or leasehold property (where that freehold or leasehold property is not already registered at the Land Registry) and registration of that Chargor as the registered proprietor of that freehold or leasehold property;

(b)	promptly and in any event within any applicable priority period, apply to the Land Registry to register the Security created or expressed to be created by the Transaction Security;

(c)

promptly and in any event within any applicable priority period, apply to the Land Registry submit to the Land Registry a duly completed form RX1 in which the Chargor applies for a restriction in the form specified by the Lender to be entered on the register of title to that freehold or leasehold property in respect of the Security created or expressed to be created by the Transaction Security;

(d)

promptly submit to the Land Registry a duly completed form CH2 in which the Chargor applies for a note of an obligation to make further advances to be entered on the register of title to that freehold or leasehold property in respect of the Security created or expressed to be created by the Transaction Security; and

(e)	promptly pay all appropriate registration fees.

(B)

If the consent of the landlord in whom the reversion of a lease is vested is required for a Chargor to execute a legal mortgage over it, that Chargor shall not be required to perform that obligation unless and until it has obtained the landlord’s consent. The relevant Chargor shall use its reasonable endeavours to obtain the landlord’s consent.

6.3	Deposit of title deeds

Each Chargor shall deposit with the Lender all deeds and documents of title relating to any Mortgaged Property and all local land charges, land charges and Land Registry search certificates and similar documents received by or on behalf of that Chargor.

6.4	Investigation of title

Each Chargor shall grant the Lender or its lawyers on reasonable request all facilities within its power to enable the Lender or its lawyers (at the expense of that Chargor) to:

(A)	carry out investigations of title to any Mortgaged Property; and

(B)	make such enquiries in relation to any part of any Mortgaged Property as a prudent mortgagee might carry out.

6.5	Title Information Document

On completion of the registration of any Security in respect of its Mortgaged Property, each Chargor shall promptly supply to the Lender a certified copy of the Title Information Document issued by the Land Registry.

6.6	Power to remedy

If an Enforcement Event has occurred and is continuing, each Chargor shall permit the Lender and/or any of its representatives, agents or contractors to enter any Mortgaged Property and to take any steps which it believes necessary in relation to that Mortgaged Property. Each Chargor shall immediately on demand by the Lender pay the costs and expenses of the Lender, its representatives, agents or contractors incurred in connection with any action taken under this Clause.

6.7	Notice of charge or assignment

(A)

If an Enforcement Event has occurred and is continuing, each Chargor shall promptly upon request by the Lender serve a notice of charge or assignment, substantially in the applicable form as set out in Schedule 11 (Notice to Tenants) on each tenant of any Mortgaged Property.

(B)

Each Chargor shall use reasonable endeavours to ensure that each person referred to in Clause 6.7(A) acknowledges receipt of that notice, substantially in the applicable form as set out in Schedule 11 (Notice to Tenants).

7.	Investments

7.1	Investments

Each Chargor represents and warrants to the Lender that:

(A)	the Investments are duly authorised, validly issued and fully paid and are not subject to any option to purchase or similar right;

(B)	the constitutional documents of the issuer(s) of the Investments do not and could not restrict or inhibit the transfer of those Investments on creation or the enforcement of the Transaction Security;

(C)	it is the sole legal and beneficial owner of the Investments;

(D)

there are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of any issuer of the Investments (including any option or right of pre-emption or conversion); and

(E)	the Investments are the entire issued share capital of the issuer(s) of those Investments.

7.2	Certificated Investments

Each Chargor shall, within ten (10) Business Days of the date of this Deed (or in the case of any certificated Investments acquired after the date of this Deed, as soon as reasonably practicable after that acquisition):

(A)

deposit with the Lender, or as the Lender may direct, any bearer instrument, share certificate or other document of title or evidence of ownership in relation to its Investments (including those Investments listed in Schedule 3 (Investments)); and

(B)

promptly take any action and execute and deliver to the Lender any share transfer or other document which may be reasonably requested by the Lender in order to enable the transferee to be registered as the owner or otherwise obtain a legal title to its Investments; this includes:

(1)	delivering executed blank share transfers in favour of the Lender or any of its nominees as transferee or, if the Lender so directs, with the transferee left blank; and

(2)

procuring that those share transfers are, following the occurrence of an Enforcement Event which is continuing, registered by the issuer(s) of the Investments and that share certificates in the name of the transferee are delivered to the Lender.

7.3	Calls

(A)	Each Chargor shall pay all calls or other payments due and payable in respect of its Investments.

(B)

If a Chargor fails to do so within 15 Business Days of written request by the Lender, the Lender may pay the calls or other payments in respect of any Investment on behalf of the Chargor. Each Chargor shall promptly on request reimburse the Lender for any payment made by the Lender under this Clause 7.3.

7.4	Other obligations in respect of Investments

(A)

The Company shall promptly copy to the Lender and comply with all requests for information which is within its knowledge and which are made under Section 793 of the Companies Act 2006 or any similar provision contained in any articles of association or other constitutional document relating to any of the applicable Investments. If it fails to do so, the Lender may elect to provide such information as it may have on behalf of the Company.

(B)	Each Chargor shall comply with all other conditions and obligations assumed by it in respect of any Investments.

(C)	The Lender is not obliged to:

(1)	perform any obligation of a Chargor;

(2)	make any payment;

(3)	make any enquiry as to the nature or sufficiency of any payment received by it or a Chargor; or

(4)	present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under the Transaction Security,

in respect of any Investments.

7.5	Rights before enforcement

(A)	Subject to Clause 7.6 (Rights after enforcement), a Chargor may continue to exercise the voting rights, powers and other rights in respect of its Investments.

(B)

If the relevant Investments have been registered in the name of the Lender or its nominee, the Lender (or that nominee) shall exercise the voting rights, powers and other rights in respect of the Investments in any manner which the Chargor may direct in writing but only to the extent that it does so for a purpose not inconsistent with any Finance Document and the exercise of or failure to exercise those rights would not prejudice the interests of the Lender. The Lender (or that nominee) shall execute any form of proxy or other document which a Chargor may reasonably require for this purpose.

(C)	Subject to Clause 7.6 (Rights after enforcement), all dividends or other income or distributions paid or payable in relation to any Investments shall be paid to the relevant Chargor. To achieve this:

(1)	the Lender or its nominee will promptly execute any dividend mandate necessary to ensure that payment is made direct to that Chargor; or

(2)	if payment is made directly to the Lender (or its nominee) before this Security becomes enforceable, the Lender (or that nominee) will promptly pay that amount to that Chargor.

(D)

Subject to Clause 7.6 (Voting rights after enforcement), the Lender shall use its reasonable endeavours promptly to forward to the relevant Chargor all material notices, correspondence and/or other communication it receives in relation to the Investments.

7.6	Rights after enforcement

(A)	If an Enforcement Event has occurred and is continuing, the Lender or its nominee may exercise or refrain from exercising:

(1)	any voting rights; and

(2)	any other powers or rights which may be exercised by the legal or beneficial owner of any Investments, any person who is the holder of any Investments or otherwise,

in each case, in the name of the relevant Chargor, the registered holder or otherwise and without any further consent or authority on the part of that Chargor and irrespective of any direction given by that Chargor.

(B)

If an Enforcement Event has occurred and is continuing, the relevant Chargor shall promptly pay all dividends or other monies received by it in respect of the Investments to the Lender or as the Lender may direct from time to time.

(C)

To the extent that the Investments remain registered in the name of a Chargor, that Chargor irrevocably appoints the Lender or its nominee as its proxy to exercise all voting rights in respect of those Investments at any time after this Security has become enforceable.

(D)	Each Chargor shall indemnify the Lender against any loss or liability incurred by the Lender as a consequence of the Lender acting in respect of Investments on the direction of the Chargor.

7.7	Clearance systems

(A)	If an Enforcement Event has occurred and is continuing, each Chargor shall, if so requested by the Lender:

(1)	instruct any clearance system to transfer any Investment held by it for the Chargor or its nominee to an account of the Lender or its nominee with that clearance system; and

(2)	take whatever action the Lender may request for the dematerialisation or rematerialisation of any Investments held in a clearance system.

(B)

Without prejudice to the rest of this Clause the Lender may, at the expense of the Chargor, take whatever action is required for the dematerialisation or rematerialisation of the Investments if an Enforcement Event has occurred and is continuing.

7.8	Custodian arrangements

Each Chargor shall:

(A)	promptly give notice of the Transaction Security to any custodian of any Investments in any form which the Lender may reasonably require; and

(B)	use reasonable endeavours to ensure that the custodian acknowledges that notice in any form which the Lender may reasonably require.

8.	Intellectual Property

8.1	Representations

Each Chargor represents and warrants to the Lender that:

(A)

it is the sole legal and beneficial owner of or has licensed to it on normal commercial terms all the Intellectual Property which is material to its business and which is required by it in order to carry on its business as it is being conducted; and

(B)	it has taken all formal or procedural actions (including payment of fees) required to maintain any Intellectual Property owned by it.

8.2	Preservation

(A)	Each Chargor shall:

(1)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for its business;

(2)	use reasonable endeavours to prevent any infringement in any material respect of its Intellectual Property;

(3)	make registrations and pay all registration fees and taxes necessary to maintain its Intellectual Property in full force and effect and record its interest in that Intellectual Property; and

(4)

not use or permit its Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which would be reasonably likely to result in a Material Adverse Effect.

(B)

Each Chargor shall promptly, if requested to do so by the Lender, sign or procure the signature of, and comply with all instructions of the Lender in respect of, any document required to make entries in any public register of Intellectual Property (including the United Kingdom Trade Marks Register) which either record the existence of the Transaction Security or the restrictions on disposal imposed by the Transaction Security.

(C)

Each Chargor shall provide all reasonable assistance to the Lender to enable it to register in the relevant trade mark registries (and any other relevant intellectual property registries), at the reasonable cost of the Chargors, the Security created or purported to be created by it pursuant to Clause 3.8 (Intellectual Property) of this Deed in each jurisdiction the Lender reasonably selects.

9.	Bank Accounts

9.1	Withdrawals from accounts

(A)

If an Enforcement Event has occurred and is continuing, each Chargor shall not withdraw any moneys (including interest) standing to the credit of any of its Bank Accounts other than with the prior consent of the Lender.

(B)	Following the occurrence of an Enforcement Event which is continuing, the Lender (or a Receiver) may withdraw amounts standing from the credit of a Chargor’s Bank Accounts.

9.2	Notices of charge

(A)

Each Chargor shall promptly (and, in any event, within 10 Business Days) serve a notice of charge or assignment, substantially in the applicable form as set out in Schedule 8 (Notice to Bank Holding an Account), on each bank or financial institution at which a Chargor maintains any of its Bank Accounts.

(B)

Each Chargor shall use reasonable endeavours (for a period not exceeding 10 Business Days beginning on the date on which the notice of charge or assignment is sent by the relevant Chargor to the relevant counterparty in accordance with Clause 9.2(A)) to ensure that each person referred to in Clause 9.2(A) acknowledges receipt of that notice, substantially in the applicable form as set out in Schedule 8 (Notice to Bank Holding an Account).

10.	Contracts

10.1	Documents

Each Chargor shall promptly deliver to the Lender copies of all Assigned Contracts as now in effect and as requested by the Lender and shall promptly deliver such other documents relating to the Assigned Contracts as the Lender reasonably requires.

10.2	Information

Each Chargor shall promptly provide the Lender with any information it reasonably requires in relation to any Assigned Contract.

10.3	Rights

(A)

Subject to the rights of the Lender under Clause 10.3(B), each Chargor shall diligently pursue its rights under each of its Assigned Contracts, but only if and to the extent that the exercise of those rights in the manner proposed would not result in a default.

(B)

Following the occurrence of an Enforcement Event which is continuing, the Lender may exercise (without any further consent or authority on the part of a Chargor and irrespective of any direction given by a Chargor) any of that Chargor’s rights under its Assigned Contracts.

10.4	Notices of charge or assignment

(A)

If an Enforcement Event has occurred and is continuing, each Chargor shall promptly upon request by the Lender serve a notice of charge or assignment, substantially in the applicable form as set out in Schedule 9 (Notice to Counterparty to Assigned Contract) on each counterparty to an Assigned Contract.

(B)

Each Chargor shall use reasonable endeavours (for a period not exceeding 10 Business Days beginning on the date on which the notice of charge or assignment is sent by the relevant Chargor to the relevant counterparty in accordance with Clause 10.4(A)) to ensure that each person referred to in Clause 10.4(A) acknowledges receipt of that notice, substantially in the applicable form as set out in Schedule 9 (Notice to Counterparty to Assigned Contract).

11.	Plant and Machinery

11.1	Maintenance

Each Chargor shall keep its plant and machinery in good repair and in good working order and condition.

11.2	Nameplates

If an Enforcement Event has occurred and is continuing, each Chargor shall take any action which the Lender may reasonably require to evidence the interest of the Lender in any of its plant and machinery having a value which exceeds USD 25,000; this includes fixing a nameplate on its plant and machinery in a prominent position stating that:

(A)	the plant and machinery is charged in favour of the Lender; and

(B)	the plant and machinery must not be disposed of without the prior consent of the Lender.

12.	Insurances

12.1	Rights

(A)

Subject to the rights of the Lender under Clause 12.1(B), each Chargor shall diligently pursue its rights under any contract or policy of insurance taken out by it or on its behalf or in which it has an interest, but only if and to the extent that the exercise of those rights in the manner proposed would not result in a default.

(B)

If an Enforcement Event has occurred and is continuing, the Lender may exercise (without any further consent or authority on the part of a Chargor and irrespective of any direction given by any Chargor) any of the rights of a Chargor in connection with any amounts payable to it under any of its contracts or policies of insurance.

12.2	Notices of charge or assignment

(A)

Each Chargor shall promptly (and, in any event, within 10 Business Days) serve a notice of charge or assignment, substantially in the applicable form as set out in Schedule 10 (Notice to Insurers), on each of it insurers (or insurance broker(s) on their behalf).

(B)

Each Chargor shall use reasonable endeavours for a period not exceeding 10 Business Days beginning on the date on which the notice of charge or assignment is sent by the relevant Chargor to the relevant counterparty in accordance with Clause 12.2(A)) to ensure that each person referred to in Clause 12.2(A) acknowledges receipt of that notice, substantially in the applicable form as set out in Schedule 10 (Notice to Insurers).

13.	Representations

Each Chargor makes the representations and warranties set out in this Clause 12.2(A) to the Lender

13.1	Status

(A)	It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(B)	It has the power to own its assets and carry on its business as it is being conducted.

13.2	Binding obligations

Subject to the Legal Reservations and the Perfection Requirements, the obligations expressed to be assumed by it in the Finance Documents to which it is a party are legal, valid, binding and enforceable obligations.

13.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

(A)	any law or regulation applicable to it in any material respect;

(B)	its constitutional documents in any material respect; or

(C)	any agreement or instrument binding upon it or any of its assets, breach of which would, in each case, have a Material Adverse Effect.

13.4	Power and authority

Subject to the Legal Reservations, it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by the Finance Documents to which it is a party.

13.5	Validity and admissibility in evidence

Subject to the Legal Reservations and the Perfection Requirements, all material Authorisations required:

(A)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party;

(B)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

(C)

to enable it to create the Security created or expressed to be created pursuant to the Finance Documents to which it is a party and to ensure that such Security has the priority and ranking it is expressed to have, have been (or will be by the required date) obtained or effected and are (or will be by the required date) in full force and effect.

13.6	Governing law and enforcement

Subject to the Legal Reservations:

(A)	the choice of English law as the governing law of the Finance Documents to which it is a party will be recognised and enforced in its jurisdiction of incorporation; and

(B)	any judgment obtained in England in relation to the Finance Documents to which it is a party will be recognised and enforced in its jurisdiction of incorporation.

13.7	Pari passu ranking

Subject to the Legal Reservations, its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

13.8	Security

Subject to the Legal Reservations and the Perfection Requirements, this Deed creates (or, once entered into, will create) in favour of the Lender, the Security which it is expressed to create fully perfected and with the ranking and priority it is expressed to have.

14.	Information Undertakings

14.1	Information: miscellaneous

(A)	Subject to paragraph (B) below, each Chargor shall supply to the Lender:

(1)	all documents dispatched by that Chargor to its creditors generally at the same time as they are dispatched;

(2)

promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against it, and which would, if adversely determined, have a Material Adverse Effect; and

(3)	promptly, such further information regarding its financial condition, business and operations as Lender may reasonably request.

(B)

Notwithstanding any other term of the Finance Documents, all reporting and other information requirements in the Finance Documents shall be subject to any confidentiality, regulatory or other restrictions relating to the supply of information concerning the Group or otherwise binding on any member of the Group.

14.2	Financial reports

The Company shall, on or before the fifth Business Day of each calendar month, deliver to the Lender a financial report detailing all debits and credits that have been made from and to each Chargor’s Bank Account in the immediately prior calendar month.

14.3	Notification of Event of Default

(A)

Each Chargor shall notify the Lender of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Chargor is aware that a notification has already been provided by another Chargor).

(B)

Promptly upon a request by the Lender, each Chargor shall supply to the Lender a certificate signed by two of its directors or senior officers on its behalf certifying that no Event of Default is continuing (or if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy it).

15.	General Undertakings

15.1	Negative pledge

(A)	No Chargor shall create or permit to subsist any Security over any of its assets.

(B)	No Chargor shall:

(1)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a Chargor or any other member of the Group;

(2)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(3)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(4)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset(such arrangement or transaction being “Quasi-Security”).

(C)	Clauses 15.1(A) and 15.1(B) do not apply to any Security or Quasi-Security listed or described below:

(1)	any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(2)

any lien arising by operation of law or in the ordinary course of business (including liens in respect of assets imposed by law, title retention, netting, set-off, other encumbrances arising as part of hedging, operation of bank accounts (including under a bank’s general terms and conditions) and trading relationships or arising as part of letter of credit transactions, and rental deposits);

(3)	any Security over or affecting any asset acquired by a member of the Group after the date of this Deed if:

(a)	the Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(b)	the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by a member of the Group; and

(c)	the Security is removed or discharged within 6 months of the date of acquisition of such asset;

(4)

any Security over or affecting any asset of any company which becomes a member of the Group after the date of this Deed, where the Security is created prior to the date on which that company becomes a member of the Group, if:

(a)	the Security was not created in contemplation of the acquisition of that company;

(b)	the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(c)	the Security is removed or discharged within 6 months of that company becoming a member of the Group;

(5)	any Security or Quasi-Security created or evidenced by any Finance Document;

(6)	any Security or Quasi-Security arising under the Existing Security Documents;

(7)	any Security or Quasi-Security arising pursuant to court proceedings and assessments by authorities (including tax and environmental) being contested in good faith with appropriate reserves;

(8)	any Security or Quasi-Security granted by a member of the Group in favour of a Chargor;

(9)

any Security or Quasi-Security arising under hire purchase agreements, conditional sale arrangements in respect of goods supplied to a Chargor in the ordinary course of day-to-day business and under suppliers’ standard or usual terms or arrangements having similar effect;

(10)	any Security or Quasi-Security in favour of tax or customs authorities in connection with the importation of goods;

(11)	any Security or Quasi-Security over goods, inventory or documents of title where the shipment or storage price is financed by a documentary credit;

(12)	cash cover relating to a letter of credit or by way of replacement for a letter of credit;

(13)	any Security or Quasi-Security in relation to which the Lender has provided its consent; and

(14)

any additional Security which exists in respect of any asset other than permitted under paragraphs (1) to (13) above securing indebtedness the outstanding principal amount of which in aggregate does not at any time exceed USD 1,000,000 (or its equivalent).

15.2	Disposals

(A)

No Chargor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset with a market value exceeding USD 25,000.

(B)	Clause 15.2(A) does not apply to any sale, lease, transfer or other disposal:

(1)	made in the ordinary course of trading of the disposing entity;

(2)	of assets in exchange for other assets comparable or superior as to type, value and quality;

(3)	of obsolete or redundant assets for cash;

(4)	which is made by one Chargor to another Chargor;

(5)	which is mandatorily required by law; or

(6)	which is made with the prior consent of the Lender.

15.3	Pensions

The Company shall ensure that no member of the Group is or has been at any time an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993) or “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the Pensions Act 2004) such an employer.

15.4	Merger

No Chargor shall enter into any amalgamation, demerger, merger or corporate reconstruction without the prior consent of the Lender (not to be unreasonably withheld or delayed).

15.5	Financial assistance

Each Chargor shall (and the Company shall procure each other member of the Group will) comply in all respects with sections 678 and 679 of the Companies Act 2006 and any equivalent legislation in other jurisdictions including in relation to the execution of this Deed and payment of amounts due under the Loan Notes.

15.6	Conditions subsequent

Within 10 Business Days of the date of this Deed, the Chargors shall supply to the Lender Schedule 2 (Mortgaged Property), Schedule 5 (Bank Accounts), Schedule 6 (Plant and Machinery) and Schedule 7 (Intellectual Property) to this Deed fully completed and shall enter into a supplemental security agreement on substantially the same terms as this Deed and including such fully completed Schedules.

16.	Enforcement

16.1	When enforceable

At any time following the occurrence of an Enforcement Event which is continuing, the Security created by or pursuant to this Deed is immediately enforceable and the Lender may, in its absolute discretion, enforce all or any part of that Transaction Security.

16.2	Power of sale

The statutory powers of sale, of appointing a receiver and the other powers conferred on mortgagees by Section 101 of the LPA (Powers incident to estate or interest of mortgagee) as varied and extended by this Deed shall arise on the date of this Deed.

16.3	Section 103 of the LPA

Section 103 of the LPA (Regulation of exercise of power of sale) shall not apply to this Deed.

16.4	Section 93 of the LPA

Section 93 of the LPA (Restriction on consolidation of mortgages) shall not apply to this Deed.

16.5	No liability as mortgagee in possession

Neither the Lender nor any Receiver or Delegate shall be liable, by reason of entering into possession of any Charged Property, to account as mortgagee in possession for any loss on realisation of for any default or omission for which a mortgagee in possession might be liable.

16.6	Privileges

The Lender, each Receiver and each Delegate is entitled to all the rights, powers and immunities conferred by the LPA on mortgagees and receivers duly appointed under the LPA except that Section 103 of the LPA (Regulation of exercise of power of sale) shall not apply to this Deed.

16.7	No duty to enquire

No person dealing with the Lender, any Receiver or any Delegate shall be concerned to enquire:

(A)	whether the rights conferred by or pursuant to any Finance Document are exercisable;

(B)	whether any consents, regulations, restrictions or directions relating to such rights have been obtained or complied with;

(C)	otherwise as to the propriety or regularity of acts purporting or intended to exercise any such rights; or

(D)	as to the application of any money borrowed or raised.

16.8	Protection to purchasers

All the protection to purchasers contained in Sections 104 (Conveyance on sale) and 107 (Mortgagee’s receipts, discharges etc.) of the LPA, Section 42(3) of the Insolvency Act 1986 or in any other applicable legislation shall apply to any person purchasing from or dealing with the Lender, any Receiver or any Delegate.

17.	Receiver

17.1	Appointment of receiver

(A)	The Lender may appoint any one or more persons to be a Receiver of all or any part of the Charged Property if:

(1)	an Enforcement Event has occurred and is continuing; or

(2)	requested to do so by the Chargor.

(B)	Any appointment under Clause 17.1(A) may be by deed, under seal or in writing under hand.

17.2	Removal

The Lender may by writing under hand remove any Receiver appointed by it and may appoint a new Receiver in place of any Receiver whose appointment it may have terminated.

17.3	Remuneration

The Lender may determine the remuneration of any Receiver appointed by it and direct payment of that remuneration out of moneys received by it as Receiver. The maximum rate specified in section 109(6) of the LPA shall not apply to this Deed.

17.4	Agent of Chargor

(A)

Any Receiver will be deemed to be the agent of the Chargor for all purposes. Each Chargor alone is responsible for all contracts, engagements, acts, omissions, defaults, remuneration and all other costs, losses and expenses of a Receiver and for liabilities incurred by a Receiver.

(B)	The Lender will not incur any liability (either to a Chargor or any other person) by reason of its appointment of a Receiver or for any other reasons.

17.5	Lender’s rights

Any rights conferred by any Finance Document upon a Receiver may be exercised by the Lender, whether or not the Lender shall have taken possession or appointed a Receiver of the Charged Property.

18.	Powers of Receiver

18.1	General

(A)

A Receiver has all of the rights, powers and discretions set out below in this Clause 18 in addition to those conferred on it by any law, including all the rights, powers and discretions conferred on a receiver under the LPA and a receiver or an administrative receiver under the Insolvency Act 1986.

(B)

If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver.

18.2	Possession

A Receiver may take immediate possession of, get in and collect any Charged Property.

18.3	Carry on business

A Receiver may carry on the business of a Chargor in any manner he thinks fit.

18.4	Employees

(A)

A Receiver may appoint and discharge managers, officers, agents, accountants, servants, workmen and others for the purposes of this Deed upon such terms as to remuneration or otherwise as he thinks fit.

(B)	A Receiver may discharge any person appointed by a Chargor.

18.5	Borrow money

A Receiver may raise and borrow money either unsecured or on the security of any Charged Property either in priority to the Security created by this Deed or otherwise and generally on any terms and for whatever purpose which he thinks fit.

18.6	Sale of assets

(A)	A Receiver may sell, exchange, convert into money and realise any Charged Property by public auction or private contract and generally in any manner and on any terms which he thinks fit.

(B)

The consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration and any such consideration may be payable in a lump sum or by instalments spread over any period which he thinks fit.

(C)	Fixtures may be severed and sold separately from the property containing them without the consent of a Chargor.

18.7	Leases

A Receiver may let any Charged Property for any term and at any rent (with or without a premium) which he thinks fit and may accept a surrender of any lease or tenancy of any Charged Property on any terms which he thinks fit (including the payment of money to a lessee or tenant on a surrender).

18.8	Compromise

A Receiver may settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of a Chargor or relating in any way to any Charged Property.

18.9	Legal actions

A Receiver may bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Charged Property which he thinks fit.

18.10	Receipts

A Receiver may give a valid receipt for any moneys and execute any assurance or thing which may be proper or desirable for realising any Charged Property.

18.11	Subsidiaries

A Receiver may form a Subsidiary of a Chargor and transfer to that Subsidiary any Charged Property.

18.12	Delegation

A Receiver may delegate his powers in accordance with this Deed.

18.13	Lending

A Receiver may lend money or advance credit to any customer of a Chargor.

18.14	Protection of assets

A Receiver may:

(A)	effect any repair or insurance and do any other act which a Chargor might do in the ordinary conduct of its business to protect or improve any Charged Property;

(B)	commence and/or complete any building operation; and

(C)	apply for and maintain any planning permission, building regulation approval or any other authorisation,

in each case as he thinks fit.

18.15	Other powers

A Receiver may:

(A)

do all other acts and things which he may consider desirable or necessary for realising any Charged Property or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or law;

(B)	exercise in relation to any Charged Property all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Charged Property; and

(C)	use the name of a Chargor for any of the above purposes.

19.	Power of Attorney

19.1	Appointment

Each Chargor by way of security irrevocably appoints the Lender, any Receiver and any Delegate severally its attorney (with full power of substitution), on its behalf and in its name or otherwise at such time and in such manner as the attorney may think fit:

(A)	to do anything which that Chargor is obliged to do under any Finance Document; and

(B)	to exercise any of the rights conferred on the Lender, any Receiver or any Delegate in relation to the Charged Property or under any Finance Document, the LPA or the Insolvency Act 1986,

provided that no Secured Party may exercise (or purport to exercise) any such powers, rights or authorities prior to the occurrence of an Enforcement Event which is continuing.

19.2	Ratification

Each Chargor ratifies and confirms and agrees to ratify and confirm whatever any such attorney does or purports to do under its appointment under this Clause 19, in each case, except to the extent the attorney in its name is acting negligently, with wilful misconduct or in breach of law or the terms of the Finance Documents.

20.	Tacking

The Lender shall comply with its obligations under the Finance Documents (including any obligation to make further advances).

21.	Delegation

21.1	Delegate and sub-delegates

The Lender or any Receiver may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by it under this Deed.

21.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) as the Lender or any Receiver thinks fit.

21.3	Liability

Neither the Lender nor any Receiver will be in any way liable or responsible to a Chargor for any loss or liability arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate.

22.	Preservation of Security

22.1	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of a Chargor or any security for those obligations or otherwise) is made by the Lender in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Chargor under the Transaction Security will continue or be reinstated as if the discharge, release or arrangement had not occurred.

22.2	Waiver of defences

The obligations of each Chargor under the Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under the Transaction Security (and whether or not known to it or the Lender) including without limitation:

(A)	any time, waiver or consent granted to, or composition with, any Chargor or other person;

(B)	the release of any other Chargor or any other person under the terms of any composition or arrangement with any creditor of any other person;

(C)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Chargor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(D)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Chargor or any other person;

(E)

any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature) or replacement of a Finance Document or any other document or security;

(F)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(G)	any insolvency or similar proceedings.

22.3	Immediate recourse

Each Chargor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Chargor under the Transaction Security. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

22.4	Appropriations

Until all amounts which may be or become payable by the Chargors under or in connection with the Finance Documents have been irrevocably paid in full, the Lender (or any trustee or agent on its behalf) may:

(A)

refrain from applying or enforcing any other moneys, security or rights held or received by it (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Chargor shall be entitled to the benefit of the same; and

(B)	hold in an interest-bearing suspense account any moneys received from a Chargor or on account of a Chargor’s liability under the Transaction Security.

22.5	Deferral of Chargor’s rights

Until all amounts which may be or become payable by the Chargors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, no Chargor shall exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under the Transaction Security:

(A)	to be indemnified by a Chargor or any other person;

(B)	to claim any contribution from any other guarantor of a Chargor’s obligations under the Finance Documents;

(C)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Lender;

(D)

to bring legal or other proceedings for an order requiring any Chargor to make any payment, or perform any obligation, in respect of which a Chargor has given a guarantee, undertaking or indemnity under any other Finance Document;

(E)	to exercise any right of set-off against any Chargor or other person; and/or

(F)	to claim or prove as a creditor of any Chargor or other person in competition with the Lender.

If a Chargor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Lender by the Chargors under or in connection with the Finance Documents to be repaid in full on trust for the Lender and shall promptly pay or transfer the same to the Lender or as the Lender may direct for application in accordance with Clause 26 (Payments) this Deed.

23.	Costs and Expenses

23.1	Amendment costs

If a Chargor requests an amendment, waiver or consent, that Chargor shall, within 10 Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

24.	Enforcement Expenses

24.1	Enforcement expenses

Each Chargor shall, within five Business Days of demand, pay to the Lender the amount of all costs, losses, liabilities and expenses (including legal fees) incurred by the Lender, any Receiver or any Delegate in connection with the enforcement of or the preservation of any right under the Transaction Security and any proceedings instituted by or against the Lender as a consequence of taking or holding the Transaction Security or enforcing those rights.

25.	Changes to the Parties

25.1	Assignments and transfer by the Chargors

No Chargor may assign any of its rights or transfer any of its rights or obligations under the Transaction Security.

25.2	Assignment and transfer by the Lender

The Lender may assign any of its rights or transfer any of its rights or obligations under the Transaction Security to any person to which it is permitted to assign its rights or transfer any of its rights or obligations to under the terms of the Loan Note Certificate.

26.	Payments

26.1	Payments

All payments by a Chargor under the Transaction Security (including damages for its breach) shall be made in the currency in which the relevant amount is denominated, or if different, is payable and to such account, with such person and such other manner as the Lender may direct.

26.2	Continuation of accounts

(A)

At any time if any subsequent Security affects any Charged Property or a petition is presented or resolution passed in relation to the winding-up of a Chargor, the Lender may open a new account in the name of that Chargor (whether or not it permits any existing account to continue).

(B)	If the Lender does not open such a new account, it shall nevertheless be treated as if it had done so when the relevant event occurred.

(C)	No moneys paid into any account, whether new or continuing, after that event shall discharge or reduce any Secured Liabilities.

26.3	Order of distributions

All amounts received or recovered by the Lender or any Receiver or Delegate in the exercise of their rights under the Transaction Security shall be applied in the following order:

(A)

first, in or towards payment of all costs, losses, liabilities and expenses of and incidental to the appointment of any Receiver or Delegate and the exercise of any of its rights, including any remuneration and outgoings paid to it;

(B)	second, in or towards payment of the Secured Liabilities in the order selected by the Lender; and

(C)	third, in payment of any surplus to the relevant Chargor or other person entitled to it.

26.4	No set-off by Chargors

All payments to be made by a Chargor under this Deed shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

27.	Set-Off

If an Enforcement Event has occurred and is continuing, the Lender may set off any matured obligation due from a Chargor under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to that Chargor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28.	Notices

28.1	Communications in writing

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by email or letter.

28.2	Addresses

The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is:

(A)	in the case of a Chargor, that identified with its name below; and

(B)	in the case of the Lender, that identified with its name below,

or any substitute address or email address or department or officer as the Party may notify to the other Parties by not less than five Business Days’ notice.

28.3	Delivery

(A)	Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(1)	if by way of email, when received; or

(2)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 28.2 (Addresses), if addressed to that department or officer.

(B)

Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with the Lender’s signature below (or any substitute department or officer as the Lender shall specify for this purpose).

(C)	Any communication or document made or delivered to a Chargor in accordance with this Clause will be deemed to have been made or delivered to each of the Chargors.

28.4	Notification of address and email address

Promptly upon receipt of notification of an address or email or change of address or email pursuant to Clause 28.2 (Addresses) or changing its own address or email, the Lender shall notify the other Parties.

28.5	English language

(A)	Any notice given under or in connection with any Finance Document must be in English.

(B)	All other documents provided under or in connection with any Finance Document must be:

(1)	in English; or

(2)

if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

29.	Release of Security

At the end of the Security Period the Lender shall promptly, at the request and cost of the Chargors, take whatever action is necessary to release the Charged Property from the Security created by or expressed to be created by the Transaction Security.

30.	Partial Invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

31.	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

32.	Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

33.	Governing Law

This Deed and any non-contractual obligations and other matters arising from or in connection with it are governed by English law.

34.	Enforcement

34.1	Jurisdiction

(A)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed or any non-contractual obligations arising out of or in connection with this Deed) (a “Dispute”).

(B)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(C)

This Clause 34.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

THIS DEED has been executed and delivered as a deed on the date stated at the beginning of this Deed.

SCHEDULE 1 : THE CHARGORS

Name of Chargor	Jurisdiction of Incorporation or Establishment	Registration Number

Freeline Therapeutics Holdings plc	England and Wales	12546479

Freeline Holdings (UK) Limited	England and Wales	12577387

Freeline Therapeutics Limited	England and Wales	09500073

SCHEDULE 2 : MORTGAGED PROPERTY

[Intentionally left blank]

SCHEDULE 3 : INVESTMENTS

Name of Chargor	Name of company in which Investments are held	Investments held

Freeline Therapeutics Holdings plc	Freeline Holdings (UK) Limited	2000 Ordinary Shares

Freeline Holdings (UK) Limited	Freeline Therapeutics Limited	2000 Ordinary Shares

SCHEDULE 4 : ASSIGNED CONTRACTS

[Intentionally left blank]

SCHEDULE 5 : BANK ACCOUNTS

[Intentionally left blank]

SCHEDULE 6 : PLANT AND MACHINERY

[Intentionally left blank]

SCHEDULE 7 : INTELLECTUAL PROPERTY

[Intentionally left blank]

SCHEDULE 8 : NOTICE TO BANK HOLDING AN ACCOUNT

To: [Account Bank]

Address: [•]

[Date]

Dear Sirs / Madams,

This letter constitutes notice to you that under a security agreement dated [•] (the “Security Agreement”) between [[•] as Chargors][each of the companies listed at the end of this notice] and [•] as Lender (the “Lender”) we have charged in favour of the Lender all of our rights in respect of any amount standing to the credit of any account maintained by us with you at any of your branches (the “Account[s]”) and the debts represented by those Account[s].

If the Lender notifies you in writing that the Security Agreement has become enforceable, we irrevocably instruct and authorise you to:

(A)	disclose to the Lender any information relating to the Account[s] requested from you by the Lender;

(B) comply with the terms of any written notice or instruction relating to the Account[s] received by you from the Lender;

(C) hold all sums standing to the credit of the Account[s] to the order of the Lender; and

(D) pay or release any sum standing to the credit of the Account in accordance with the written instructions of the Lender.

This notice and any non-contractual obligations and other matters arising from or in connection with it are governed by English law.

Please acknowledge receipt of this notice, and confirm that you will pay all moneys in respect of the Account[s] as directed by or pursuant to this notice, by signing the acknowledgement on the attached copy of this notice and returning that copy to the Lender at [•], marked for the attention of [•].

For and on behalf of [•] as Chargor

For and on behalf of [•] as Chargor

For and on behalf of
[•] as Chargor

[On duplicate]

We acknowledge receipt of the notice of which this is a copy and confirm that:

(A)	if the Lender notifies us in writing that the Security Agreement has become enforceable, we agree to comply with any instructions given by the Lender;

(B)	we have not received notice of the interest of any third party in the Account[s];

(C)	we have neither claimed nor exercised, nor will claim or exercise, any security interest, set-off, counter-claim or other right in respect of the Account[s]; and

(D)

if the Lender notifies us in writing that the Security Agreement has become enforceable, we will not permit any amount to be withdrawn from the Account[s] without the prior written consent of the Lender.

For and on behalf of
[Account Bank]

Date:

SCHEDULE 9 : NOTICE TO COUNTERPARTY TO ASSIGNED CONTRACT

To: [Counterparty]

Address: [•]

[Date]

Dear Sirs / Madams,

This letter constitutes notice to you that under a security agreement dated [•] between [[•] as chargor][each of the companies listed at the end of this notice and [•] as Lender (the “Lender”) we have assigned to the Lender all of our present and future right, title and interest in and to [describe agreement] (the “Agreement”).

We will remain liable under the Agreement to perform all the obligations assumed by us under the Agreement. None of the Lender, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Agreement.

We will be entitled to exercise all of its rights, powers and discretions under the Agreement, and you should continue to give notices under the Agreement to us, unless and until you receive notice from the Lender to the contrary. In this event, all the rights, powers and discretions under the Agreement will be exercisable by, and notices must be given to, the Lender or as it directs.

Please note that we have agreed not to amend, waive or vary any provision of or terminate the Agreement without the prior consent of the Lender.

We confirm that you may comply with the instructions in this letter without any further permission from us and without enquiry by you as to the justification for or validity of any notice, request or instructions.

This notice and any non-contractual obligations and other matters arising from or in connection with it are governed by English law.

Please acknowledge receipt of this notice, and confirm that you will pay all moneys in respect of the Agreement as directed by or pursuant to this notice, by signing the acknowledgement on the attached copy of this notice and returning that copy to the Lender at [•], marked for the attention of [•].

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

[On duplicate]

We acknowledge receipt of the Notice of Assignment of which this is a copy and agree to comply with its terms. We confirm that we have not received any other notice of assignment or charge or notice that any other person claims any rights in respect of the Agreement.

For and on behalf of
[Counterparty]

Date:

SCHEDULE 10 : NOTICE TO INSURERS

To:    [Insurers]

Address:    [•]

[Date]

Dear Sirs / Madams,

This letter constitutes notice to you that under a security agreement dated [•] between [[•] as chargor][each of the companies listed at the end of this notice] and [•] as Lender (the “Lender”) we have assigned to the Lender all of our present and future right, title and interest in and any contract of insurance taken out with you by or on behalf of us or under which we have a right to claim (the “Insurances”).

1.

All moneys payable by you to each Chargor in respect of the Insurances other than third party Insurances shall be paid as directed by each Chargor, unless and until you receive written notice from the Lender to the contrary, in which event you should make all future payments as then directed by the Lender. Thereafter we shall cease to have any right to deal with you in relation to the Insurances and from that time you should deal only with the Lender.

2.	Subject to any applicable legislation and despite the assignments referred to above, all sums in respect of any claim under any third-party Insurance by an insured party shall be paid:

(A)

directly to the person whose claim(s) constitute(s) the risk or liability insured against, provided that such person has executed a discharge of all claims against each insured party in respect of the risk or liability in relation to which the claim was made; or

(B)

(despite any policy term to the contrary) to the extent that insurers accept liability to indemnify the insured party in respect of the claims or liabilities which the insured party has settled directly with the claimant, to the relevant insured party, unless the insured party is the Chargor, in which case such sums shall be paid as directed by the Chargor, unless and until you receive written notice from the Lender to the contrary, in which event you should make all future payments as then directed by the Lender. Thereafter we shall cease to have any right to deal with you in relation to the third-party Insurances and from that time you should deal only with the Lender.

3.	You are authorised to disclose information in relation to the Insurances to the Lender on their request.

4.	This authority and instruction may only be revoked or amended with the prior written consent of the Lender.

This notice and any non-contractual obligations and other matters arising from or in connection with it are governed by English law.

Please acknowledge receipt of this notice, and confirm that you will pay all moneys in respect of the Insurances as directed by or pursuant to this notice, by signing the acknowledgement on the attached copy of this notice and returning that copy to the Lender at [•], marked for the attention of [•].

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

[On duplicate]

We acknowledge receipt of the Notice of Assignment of which this is a copy and agree to comply with its terms. We confirm that we have not received any other notice of assignment or notice that any other person claims any rights in respect of the Insurances.

For and on behalf of
[Insurers]

Date:

SCHEDULE 11 : NOTICE TO TENANTS

To: [Tenant]

[Date]

Dear Sirs / Madams,

This letter constitutes notice to you that under a security agreement dated [•] between [[•] as chargor][each of the companies listed at the end of this notice and [•] as Lender (the “Lender”) we have assigned to the Lender all of our present and future right, title and interest in and to [describe lease] (the “Lease Document”).

We irrevocably instruct and authorise you to pay any rent payable by you under the Lease Document to our account [with the Lender] at [•], Account No. [•], Sort Code [•] (the “Rent Account”).

We will remain liable under the Lease Document to perform all the obligations assumed by us under the Lease Document. None of the Lender, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of the Lease Document.

Please note that we have agreed not to amend, waive or vary any provision of or terminate the Lease Document without the prior consent of the Lender.

We confirm that you may comply with the instructions in this letter without any further permission from us and without enquiry by you as to the justification for or validity of any notice, request or instructions.

The instructions in this letter apply until you receive notice from the Lender to the contrary and notwithstanding any previous instructions given by us.

The instructions in this letter may not be revoked or amended without the prior written consent of the Lender.

This notice and any non-contractual obligations and other matters arising from or in connection with it are governed by English law.

Please acknowledge receipt of this notice, and confirm that you will pay all moneys in respect of the Lease Documents as directed by or pursuant to this notice, by signing the acknowledgement on the attached copy of this notice and returning that copy to the Lender at [•], marked for the attention of [•].

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

For and on behalf of
[•] as Chargor

[On duplicate]

We acknowledge receipt of the notice of which this is a copy and agree to comply with its terms. We confirm that we have not received any other notice of assignment or charge or notice that any other person claims any rights in respect of the Lease Document.

We accept the instructions contained in the notice.

We confirm that we:

(A)

have not received any notice that any third party has or will have any right or interest in, or has made or will be making any claim or demand or taking any action in respect of, the rights of each Chargor under or in respect of the Lease Document (as defined in the notice); and

(B)	must pay all rent and all other monies payable by us under the Lease Document into the Rent Account (as defined in the notice); and

(C)	must continue to pay those monies into the Rent Account until we receive your written instructions to the contrary.

For and on behalf of
[Tenant]

Date:

EXECUTION PAGE TO SECURITY AGREEMENT

The Chargors

EXECUTED as a DEED by	)

Freeline Therapeutics Holdings plc	)
acting by	)
Michael Parini, a director	)	/s/ Michael Parini

in the presence of:

Witness signature:		/s/ Chip McCorkle

Name (print):		Chip McCorkle

Address:		915 Broadway, Ste 1005, NY, NY 10010

Occupation:		Attorney

Address:	c/o Freeline Therapeutics, Inc.
915 Broadway, Suite 1005
New York, NY 10010
United States

Email:	general.counsel@freeline.life

EXECUTED as a DEED by	)

Freeline Holdings (UK) Limited	)
acting by	)
Michael Parini, a director	)	/s/ Michael Parini

in the presence of:
Witness signature:		/s/ Chip McCorkle

Name (print):		Chip McCorkle

Address:		915 Broadway, Suite 1005, NY, NY 10010

Occupation:		Attorney

Address:	c/o Freeline Therapeutics, Inc.
915 Broadway, Suite 1005
New York, NY 10010
United States

Email:	general.counsel@freeline.life

EXECUTED as a DEED by	)

Freeline Therapeutics Limited	)
acting by	)
Michael Parini, a director	)	/s/ Michael Parini

in the presence of:

Witness signature:		/s/ Chip McCorkle

Name (print):		Chip McCorkle

Address:		915 Broadway, ste 1005, NY, NY 10010

Occupation:		Attorney

Address:	c/o Freeline Therapeutics, Inc.
915 Broadway, Suite 1005
New York, NY 10010
United States

Email:	general.counsel@freeline.life

The Lender

Syncona Portfolio Limited

By:

Email:	company.secretary@synconaltd.com

Address:	Frances House
PO Box 273
Sir William Place
St. Peter Port
Guernsey
GY1 3RD